UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated May 11, 2020

Item 1

RELEVANT INFORMATION

Bogotá, May 11, 2020. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that its subsidiary Banco de Bogotá (through its subsidiary Leasing Bogotá S.A. Panamá) has agreed to amend the purchase agreement for up to 100% of the outstanding common shares (the “SPA”) of Multi Financial Group, Inc. (“MFG”), parent company of Panamanian bank Multibank. The parties mutually agreed to amend the SPA after certain conditions precedent were not met in a timely manner before the originally scheduled closing on April 28, 2020. The transaction has obtained the required regulatory approvals and is now expected to close before the end of May, 2020.

In addition to the amendment of the closing date of the transaction, the agreed price was reduced by 39%, from 1.3 times MFG’s Total Shareholders’ Equity at closing (which includes $110 million dollars represented in preferred shares) to approximately 0.85 times the estimated Total Shareholders’ Equity at closing (including the $110 million dollars in preferred shares).

Banco de Bogotá currently participates, through its subsidiary Leasing Bogotá S.A. Panamá, in Central America’s financial system through the BAC Credomatic banking group. Banco de Bogota is a subsidiary of Colombia’s financial conglomerate Grupo Aval. In Colombia, Grupo Aval controls 4 commercial banks, the leading private pension fund and a merchant bank. Through these companies, Grupo Aval provides commercial and investment banking, pension fund management, trust and brokerage services, among others.

As of March 31, 2020, BAC Credomatic had a USD 16.6 billion loan portfolio, USD 17.7 billion in deposits and USD 3.0 billion in total shareholders’ equity. As of the same date, MFG had a USD 3.4 billion loan portfolio, USD 2.8 billion in deposits and USD 576 million in total shareholders’ equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel